SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 29, 2005

EXTENDICARE INC.

(Translation of registrant’s name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	Notice of Annual Meeting of Holders of Subordinate Voting Shares and Multiple Voting Shares and Management Information and Proxy Circular dated March 4, 2005

99.2	Form of Proxy for Subordinate Voting Shares

99.3	Form of Proxy for Multiple Voting Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: March 28, 2005	By:	/s/ RICHARD L. BERTRAND

Richard L. Bertrand
Senior Vice-President and
Chief Financial Officer